THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 23, 2013

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140

Dear Mr. Reynolds:

               In response to your letter of comments dated December 19, 2012, please be advised as follows:

General

1.            References to “private placement” and “private placement memorandum” have been removed.

2.            The disclosure you have requested has been provided and the information has been revised as requested.

Outside Back Cover

3.            The deal prospectus deliver obligation has been provided.

Prospectus Summary

4.            The disclosure has been reconciled to reflect the offering price.

Risk Factors

5.            The business plan has been clarified as requested.

6.            The last sentence in Risk Factor 13 has been deleted.

Use of Proceeds

7.            The language has been revised to reflect the categories of working capital.

Mr. John Reynolds
Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140
January 23, 2013
Page 2

Determination of the Offering Price

8.            The term “unit” has been deleted and an explanation for the offering price has been provided.

Plan of Distribution; Terms of the Offering

9.            The first sentence of the third paragraph has been revised.

10.          Disclosure has been made throughout that the Company is a “shell company”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

11.          The time frame for each milestone has been provided.

12.          Disclosure has been made that funding will come from working capital.

13.          A discussion of the material changes in financial conditions and results of operations has been provided.

14.          Reference to the $120,000 has been deleted.

15.          The information requested has been provided.

16.          Off-balance sheet arrangements have been disclosed.

17.          Critical accounting policies and estimates have been discussed.

18.          The information requested has been included in the critical accounting policies.

19.          Disclosure regarding disagreements with the Company’s auditor has been provided.

Business

20.          The information required by paragraph (b) of Industry Guide 7 was previously disclosed.

21.          Exploration plan and costs have been disclosed.

22.          Disclosure has been provided regarding permits the Company has in hand.

Mr. John Reynolds
Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140
January 23, 2013
Page 3

23.          A map of the Eagleville property has been provided.

24.          BLM serial numbers for the Eagleville properties have been provided.

25.          “Technical Advisory Committee” has been discussed in greater detail.

26.          Governmental and environmental laws are discussed in greater detail.

27.          The disclosure required by Item 101(h)(5) of Regulation S-K has been included under Description of Securities - Reports.

Property Agreements

28.          The disclosure relating to net smelter royalty and production royalty has been provided.

Management

29.          Disclosure relating to the decision to appoint each director to the board has been provided.

30.          Information relating to Mr. Dobbs’s various titles at Mines Management Inc. has been provided.

31.          Mr. Panke’s employment agreement has been filed as an exhibit to the registration statement.

Rule 144

32.          The disclosure under the captioned section has been revised as requested.

Description of Securities

33.          The referenced language has been deleted.

34.          The Anti-takeover provisions have been revised to reflect Idaho law.

Certain Transactions

35.          The relationship and transactions with Mountain Gold Holdings, LLC and Mountain Gold Claims, LLC have been provided.

Mr. John Reynolds
Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140
January 23, 2013
Page 4

36.          Disclosure has been provided that there are no proposed acquisitions from principal shareholders.

Director Independence

37.          The disclosure required by Item 407(a) of Regulation S-K has been provided.

Financial Statements

Report of Independent Registered Accounting Firm

38.          Our auditors have added a clean opinion because there is enough cash to continue business for another year at the current “burn rate” which our barometer for such.

Notes to Consolidated Financial Statements

39.          The headings have been revised.

Summary of Significant Accounting Policies

Basic and Diluted Net Earnings

40.          The information requested has been provided.

Common Stock and Warrants

Warrants

41.          The information requested has been previously provided.  Two warrants plus $0.25 entitles the holder to a share.  The concept of a half share is cumbersome and unnecessary.

Income Taxes

42.          All required income tax disclosures have been given.  Disclosures resulting in zeroes are not required.

Subsequent Events

43.          The information requested has been provided.

Mr. John Reynolds
Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140
January 23, 2013
Page 5

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities

44.          The disclosure requested has been provided.

Exhibits

45.          Exhibits 3.1 and 3.2 have been refiled in appropriate electronic format.

46.          Exhibit 4.1 has been revised to reflect a par value of $0.01 per share.

47.          Exhibit 5.1 has been revised as requested.

Undertakings

48.          The undertaking required by Item 512(a)(5)(ii) of Regulation S-K has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Idaho North Resources Corp.